July 17, 2019

Sean E. Quinn
Chief Financial Officer
Cimpress N.V.
Building D, Xerox Technology Park
Dundalk, Co. Louth
Ireland

       Re: Cimpress N.V.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed August 10, 2018
           File No. 000-51539

Dear Mr. Quinn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure